Filed Pursuant to Rule 424(b)(3)
Registration No. 333-200221

NEXPOINT MULTIFAMILY REALTY TRUST, INC.

SUPPLEMENT NO. 4 DATED MARCH 25, 2016

TO THE PROSPECTUS DATED AUGUST 12, 2015

This document supplements, and should be read in conjunction with, the prospectus of NexPoint Multifamily Realty Trust, Inc. (the “Company”), dated August 12, 2015, Supplement No. 1 to the prospectus, dated October 7, 2015, Supplement No. 2 to the prospectus, dated November 20, 2015 and Supplement No. 3 to the prospectus, dated January 21, 2016. Unless otherwise defined in this Supplement No. 4, capitalized terms used in this Supplement No. 4 shall have the same meanings as set forth in the prospectus.

The purpose of this Supplement No. 4 is to describe the following:

(1)	the status of the offering of shares of common stock of the Company;

(2)	a reduction of the dealer manager fee and the amount of organization and offering expense reimbursement;

(3)	an update to the Company’s restricted share plan; and

(4)	an update to the Company’s tax disclosure.

Status of Our Public Offering

We commenced our initial public offering of $1,100,000,000 of shares of our common stock, consisting of up to $1,000,000,000 of shares in our primary offering and up to $100,000,000 of shares pursuant to our distribution reinvestment plan, on August 12, 2015. We are publicly offering two classes of shares of common stock, Class A shares and Class T shares, in any combination up to the maximum offering amount. Pursuant to the terms of the offering, we were required to deposit all subscription proceeds in escrow until we received subscriptions aggregating at least $2,000,000 of shares of our common stock (in any combination of Class A shares or Class T shares), including subscriptions from our directors, officers and affiliates and our advisor and its affiliates. As of March 24, 2016, we had satisfied these conditions. As of March 24, 2016, we accepted investors’ subscriptions for and issued approximately 217,391 shares of Class A common stock in the offering, resulting in receipt of gross proceeds of approximately $2,000,000 from the sale of shares of our Class A common stock to an affiliate of our advisor and our president, James Dondero. Upon the initial release from escrow of the minimum offering amount as described in the prospectus, each of the independent directors was granted 3,000 restricted shares of our Class A common stock pursuant to the restricted share plan. In addition, we have special escrow requirements for subscriptions from residents of Pennsylvania and Washington, the conditions of which, to date, have not been satisfied. As of March 24, 2016, we had approximately $1,098,000,000 of Class A shares and Class T shares of common stock remaining in the offering.

We will offer shares of common stock in our primary offering until the earlier of August 12, 2017, which is two years from the effective date of this offering, or the date we sell $1,000,000,000 in shares, unless we elect to extend it to a date no later than February 8, 2019, which is 180 days following the third anniversary of the effective date of the offering. We may amend, suspend or terminate the distribution reinvestment plan at our discretion at any time upon ten days’ prior written notice to our stockholders. Additionally, we will be required to discontinue sales of shares under the distribution reinvestment plan on the earlier to occur of (a) August 12, 2017, which is two years from the effective date of this offering, and (b) the date we sell all the shares registered for sale under the distribution reinvestment plan, unless we elect to extend it to a date no later than February 8, 2019. We may sell shares under the distribution reinvestment plan beyond such time, but only if there is an effective registration statement with respect to the shares of common stock. This offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Therefore, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We may terminate this offering at any time prior to the stated termination date.

Dealer Manager Fee and Organization and Offering Expense Reimbursement

On March 23, 2016, the Company executed an amendment to the dealer manager agreement with Highland Capital Funds Distributor, Inc., to reduce the dealer manager fee from 3.0% to 1.0% of gross offering proceeds from the sale of Class A shares and Class T shares and to reduce the payment of organization and offering expenses from 1.5% to 1.0% of gross proceeds from the sale of Class A shares and Class T shares.

The following information replaces in its entirety the table at the bottom of the cover page of the prospectus:

	Maximum Aggregate Price to Public(1)	Maximum Selling Commissions(3)	Maximum Dealer Manager Fee(3)	Proceeds Before Expenses, to Us
Maximum Offering	$1,000,000,000	$70,000,000	$10,000,000	$920,000,000
Class A Shares, Per Share	$10.00	$0.70	$0.10	$9.20
Class T Shares, Per Share	$9.35	$0.28	$0.09	$8.98
Minimum Offering	$2,000,000	$140,000	$20,000	$1,840,000
Distribution Reinvestment Plan(2)	$100,000,000			$100,000,000
Class A Shares, Per Share	$9.50	—	—	$9.50
Class T Shares, Per Share	$8.88	—	—	$8.88

The following information replaces in its entirety the disclosure related to the dealer manager fee and other organizational and offering expenses contained in the “Prospectus Summary – What are the fees that you will pay to the advisor, its affiliates and other entities in connection with this offering?” section beginning on page 11 of the prospectus and the “Management Compensation” section beginning on page 76 of the prospectus:

Type of Compensation	Determination of Amount	Estimated Amount for Minimum Offering / Maximum Offering
Offering Stage Fees to the Dealer Manager

Dealer manager fee	We will pay our dealer manager a dealer manager fee of up to 1.0% of gross offering proceeds from the sale of Class A shares and Class T shares. The dealer manager may reallow all or a portion of its dealer manager fees to participating broker-dealers and servicing broker-dealers. We will not pay dealer manager fees in connection with purchases of shares made pursuant to our DRIP. The dealer manager fee may be reduced or waived in connection with certain categories of sales. See “Plan of Distribution – Compensation of Dealer Manager and Participating Broker-Dealers” and “Plan of Distribution – Volume Discounts.”	$20,000/$10,000,000(1)

Other organizational and offering expenses	We will reimburse our advisor and its affiliates for organization and offering expenses it incurs on our behalf (excluding selling commissions, dealer manager fees and the distribution fee) up to 1.0% of the gross offering proceeds.	$20,000/$11,000,000 if we sell the maximum number of shares in the primary offering and in our DRIP.

The following information replaces in its entirety the second paragraph in the section captioned “Prospectus Summary – What will you do with the money raised in this offering?” beginning on page 19 of the prospectus:

We estimate that the net proceeds we will receive from the sale of shares of our common stock in our primary offering will be approximately $910,000,000, assuming we sell the maximum offering amount of all Class A shares, after deducting the selling commissions of $70,000,000, the dealer manager fee of $10,000,000 and estimated offering expenses of $10,000,000 payable by us. If we sell the maximum offering of all Class A shares, we estimate that 91% of our primary offering proceeds, or $9.10 per share, will be available for investments, while the remainder will be used to pay selling commissions, dealer manager fees, and organization and offering expenses. Assuming a $9.50 purchase price for shares sold under our DRIP for Class A shares or $8.88 for Class T shares and depending on the number of shares sold in the DRIP, we estimate that 99% of the gross offering proceeds from our DRIP, or $9.41 per Class A share or $8.79 per Class T share, as applicable, will be available for investments and the repurchase of shares under our share repurchase program, if any. These estimates do not give effect to special sales or volume discounts which could reduce selling commissions and many of the figures represent management’s best estimate because they cannot be precisely calculated at this time. Pending investment of the proceeds raised in this offering in real estate investments, we may invest the net proceeds primarily in short-term, highly liquid or other authorized investments as determined by our board of directors.

The following information replaces in its entirety the fifth sentence in the section captioned “Prospectus Summary – What is the difference between the Class A and Class T shares being offered?” beginning on page 21 of the prospectus:

We will pay our dealer manager a dealer manager fee of up to 1.0% of proceeds from the primary offering of both Class A and Class T shares.

The following information replaces in its entirety the third sentence in the section captioned “Risk Factors – Risks Related to This Offering and Our Corporate Structure – Investors in this offering will suffer immediate dilution,” beginning on page 40 of the prospectus:

Assuming we sell the maximum offering amount of all Class A shares at a $10.00 purchase price (not accounting for shares sold under the DRIP) we estimate that approximately 91% of the gross proceeds will be available to make investments in real estate properties and other real estate-related loans and securities.

The following information replaces in its entirety the table in the section captioned “Estimated Use of Proceeds” on page 63 of the prospectus:

	Minimum Primary Offering		Maximum Primary Offering		Maximum Primary Offering and Distribution Reinvestment Plan
	Amount	% of Proceeds	Amount	% of Proceeds	Amount	% of Proceeds
Gross Offering Proceeds	$2,000	100.0%	$1,000,000	100.0%	$1,100,000	100.0%
Less Offering Expenses:
Selling Commissions(1)	140	7.0%	70,000	7.0%	70,000	6.4%
Dealer Manager Fee(1)	20	1.0%	10,000	1.0%	10,000	0.9%
Organization and Offering Expense Reimbursement(2)	20	1.0%	10,000	1.0%	11,000	1.0%

Net Proceeds Available for Investment (3)(4)	$1,820	91%	$910,000	91%	1,009,000	91.7%

Acquisition:
Acquisition fees(5)	17.9	0.9%	8,934.7	0.9%	9,906.7	0.9%
Acquisition expenses(6)	13.4	0.7%	6,701	0.7%	7,430	0.7%
Working capital reserve(7)	1.8	0.1%	893.5	0.1%	990.7	0.1%

To be invested in properties(8)	$1,786.9	89.4%	$893,470.8	89.4%	$990,672.6	90%

The following information replaces in its entirety the first sentence of footnote (1) in the section captioned “Estimated Use of Proceeds” on page 63 of the prospectus:

Includes selling commissions equal to 7.0% of aggregate gross offering proceeds and a dealer manager fee equal to 1.0% of aggregate gross offering proceeds.

The following information replaces in its entirety the last sentence of footnote (2) in the section captioned “Estimated Use of Proceeds” on page 63 of the prospectus:

We will pay to or reimburse our advisor for organization and offering expenses up to 1.0% of gross offering proceeds.

The following information replaces in its entirety the last sentence in the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies – Organization and Offering Expenses” on page 108 of the prospectus:

We will reimburse our advisor and its affiliates for organization and offering expenses it incurs on our behalf, but only to the extent the reimbursement would not exceed 1.0% of the gross offering proceeds.

The following information replaces in its entirety the first sentence in the section captioned “Description of Shares – Common Stock – Class A Shares” on page 146 of the prospectus:

Each Class A share issued in the primary offering will be subject to a selling commission of up to 7.0% per share and a dealer manager fee of up to 1.0% per share.

The following information replaces in its entirety the first sentence in the section captioned “Description of Shares – Common Stock – Class T Shares” on page 146 of the prospectus:

Each Class T share issued in the primary offering will be subject to a selling commission of up to 3.0% per share and a dealer manager fee of up to 1.0% per share.

The following information replaces in its entirety the second sentence in the section captioned “Plan of Distribution – Compensation of Dealer Manager and Participating Broker-Dealers” on page 170 of the prospectus:

The dealer manager also receives a dealer manager fee of 1.0% of the gross proceeds as compensation for acting as the dealer manager in connection with sales of both Class A and Class T shares.

The following information replaces in its entirety the last sentence in the first full paragraph on page 171 of the prospectus in the section captioned “Plan of Distribution – Compensation of Dealer Manager and Participating Broker-Dealers”:

These amounts are excluded from underwriting compensation and, pursuant to the advisory agreement, we are not obligated to reimburse our advisor for amounts greater than 1.0% of gross offering proceeds.

The following information replaces in its entirety the first table, footnote thereto and subsequent paragraph in the section captioned “Plan of Distribution – Volume Discounts” on page 172 of the prospectus:

Dollar Amount of Shares Purchased	Selling Commission Percentage	Dealer Manager Fee	Purchase Price per Share to Investor(1)
$500,000 or less	7.0%	1.0%	$10.00
$500,001 - $1,000,000	6.0%	1.0%	$9.677
$1,000,001 - $2,000,000	5.0%	1.0%	$9.574
$2,000,001 - $3,000,000	4.0%	1.0%	$9.474
$3,000,001 - $5,000,000	3.0%	1.0%	$9.375
$5,000,001 - $10,000,000	2.0%	1.0%	$9.278
$10,000,001 and above	1.0%	1.0%	$9.184

(1)	Assumes a $10.00 per share offering price. Discounts will be adjusted appropriately for changes in the offering price.

All selling commission rates set forth in the table above are calculated assuming a purchase price per share of common stock of $10.00. We will apply the reduced per share purchase price and selling commission set forth in the table above to the entire purchase, not just the portion of the purchase which exceeds the $500,000 share purchase threshold. For example, a purchase of $3,000,000 in our Class A shares in a single transaction would result in a purchase price of $2,842,200 ($9.474 per share) and selling commissions of $113,688.

The following information replaces in its entirety the second table and footnote thereto in the section captioned “Plan of Distribution – Volume Discounts” on page 172 of the prospectus:

Dollar Amount of Shares Purchased	Selling Commission Percentage	Dealer Manager Fee	Purchase Price per Share to Investor(1)
$500,000 or less	3.0%	1.0%	$9.35
$500,001 - $1,000,000	2.5%	1.0%	$9.326
$1,000,001 - $2,000,000	2.0%	1.0%	$9.278
$2,000,001 - $3,000,000	1.5%	1.0%	$9.231
$3,000,001 - $5,000,000	1.0%	1.0%	$9.184
$5,000,001 - $10,000,000	0.5%	1.0%	$9.137
$10,000,001 and above	0.0%	1.0%	$9.091

(1)	Assumes a $9.35 per share offering price. Discounts will be adjusted appropriately for changes in the offering price.

Restricted Share Plan

The following information replaces in its entirety the last bullet point in the section captioned “Management—Compensation of our Directors” on page 70 of the prospectus:

•	Each independent director received a grant of 3,000 restricted shares of our Class A common stock upon the initial release from escrow of the minimum offering amount as described in the prospectus, which will vest in equal amounts annually over a four-year period. An additional 3,000 restricted shares of our Class A common stock will be granted upon each reelection as an independent director.

The following information replaces in its entirety the first sentence of the second full paragraph in the section captioned “Management—Restricted Share Plan” on page 71 of the prospectus:

Upon the initial release from escrow of the minimum offering amount as described in the prospectus, each of the independent directors was granted 3,000 restricted shares of our Class A common stock under the restricted share plan. Our restricted share plan further provides for the automatic grant of 3,000 restricted shares of Class A common stock to each of our independent directors, without any further action by our board of directors or the stockholders, upon each reelection as an independent director.

Updated Tax Disclosure

In connection with the passage of the Protecting Americans From Tax Hikes Act of 2015 (the “PATH Act”), the section captioned “Risk Factors – U.S. Federal Income Tax Risks – If we were considered to actually or constructively pay a “preferential dividend” to certain of our stockholders, our status as a REIT could be adversely affected.” on page 57 of the prospectus and reprinted below, is hereby deleted in its entirety:

If we were considered to actually or constructively pay a “preferential dividend” to certain of our stockholders, our status as a REIT could be adversely affected.

As stated above, in order to qualify as a REIT, we must distribute as dividends to our stockholders at least 90% of our annual REIT taxable income, determined without regard to the dividends-paid deduction and excluding net capital gains. In order for distributions to be counted as satisfying the annual distribution requirements for REITs, and to provide us with a REIT-level tax deduction, the distributions must not be “preferential dividends.” A dividend is not a preferential dividend if the distribution is pro rata among all outstanding shares of stock within a particular class and in accordance with the preferences among different classes of stock as set forth in our organizational documents. Because purchasers of Class T shares pay lower upfront selling commissions than purchasers of Class A shares, Class T purchasers pay an ongoing distribution fee, which would be deducted from the distributions Class T stockholders would otherwise receive. As a result, Class T stockholders will receive lower distribution payments per share than Class A stockholders. If the IRS were to take the position that we paid a preferential dividend because of the different distribution amount noted above, we may be deemed to have failed the 90% distribution test, and our status as a REIT could be terminated for the year in which such determination is made if we were unable to cure such failure. We may apply for a private letter ruling from the IRS concluding that difference in the dividend distributed to holders of Class A shares and holders of Class T shares, as described in the ruling, will not cause such dividends to be preferential dividends, or alternatively we may determine on the advice of our tax advisors that applying for such ruling is not necessary. There is no assurance that we will receive a ruling if we apply for one.

In connection with the passage of the PATH Act, the following information replaces in its entirety the section captioned “Risk Factors – U.S. Federal Income Tax Risks – Complying with REIT requirements may force us to forgo and/or liquidate otherwise attractive investment opportunities.” on page 58 of the prospectus:

Complying with REIT requirements may force us to forgo and/or liquidate otherwise attractive investment opportunities.

To qualify and maintain our qualification as a REIT, we must ensure that we meet the REIT gross income tests annually and that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and qualified real estate assets, including certain mortgage loans and certain kinds of mortgage-related securities. The remainder of our investment in securities (other than government securities, taxable REIT subsidiaries and qualified real estate assets) generally cannot include more than 10% of the outstanding securities by vote or value of any one issuer. In addition, in general, no more than 5% of the value of our assets can consist of the securities (other than government securities, taxable REIT subsidiaries, and qualified real estate assets) of any one issuer. For the current taxable year and the 2017 taxable year, no more than 25% of the value of our total assets can be represented by securities of one or more taxable REIT subsidiaries. For taxable years beginning after December 31, 2017, no more than 20% of the value of our total assets can be represented by securities of one or more taxable REIT subsidiaries. If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate from our portfolio or not make otherwise attractive investments in order to maintain our qualification as a REIT. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders.

In connection with the passage of the PATH Act, the following information replaces in its entirety the section captioned “Risk Factors – U.S. Federal Income Tax Risks – Foreign purchasers of our common stock may be subject to FIRPTA tax upon the sale of their shares or upon the payment of a capital gain dividend, which would reduce any gains they would otherwise have on their investment in our shares.” beginning on page 59 of the prospectus:

Foreign purchasers of our common stock may be subject to FIRPTA tax upon the sale of their shares or upon the payment of a capital gain dividend, which would reduce any gains they would otherwise have on their investment in our shares.

A foreign person disposing of a U.S. real property interest, including shares of a U.S. corporation whose assets consist principally of U.S. real property interests, is generally subject to the Foreign Investment in Real Property Tax Act of 1980, as amended, or FIRPTA, on the gain recognized on the disposition. However, qualified foreign pension plans and certain foreign publicly traded entities are exempt from FIRPTA withholding. Further, FIRPTA does not apply to the disposition of stock in a REIT if the REIT is “domestically controlled.” A REIT is “domestically controlled” if less than 50% of the REIT’s stock, by value, has been owned directly or indirectly by persons who are not qualifying U.S. persons during a continuous five-year period ending on the date of disposition or, if shorter, during the entire period of the REIT’s existence. We cannot assure you that we will qualify as a “domestically controlled” REIT. If we were to fail to so qualify, gain realized by foreign investors on a sale of our shares would be subject to FIRPTA tax, unless our shares were traded on an established securities market and the foreign investor did not at any time during a specified testing period directly or indirectly own more than 10% of the value of our outstanding common stock. See the section entitled “Federal Income Tax Considerations — Taxation of Non-U.S. Stockholders — Sales of Shares” in this prospectus.

A foreign investor also may be subject to FIRPTA tax upon the payment of any capital gain dividend by us, which dividend is attributable to gain from sales or exchanges of U.S. real property interests. See the section entitled “Federal Income Tax Considerations — Taxation of Non-U.S. Stockholders” in this prospectus. We encourage you to consult your own tax advisor to determine the tax consequences applicable to you if you are a foreign investor.

In connection with the passage of the PATH Act, the following information replaces in its entirety the sub-bullet point under the third bullet point on page 118 of the prospectus in the section captioned “Federal Income Tax Considerations – Taxation of a REIT”:

•	the tax imposed by Code Section 856(c)(7)(C) upon a failure to meet the quarterly asset tests; the tax imposed by Code Section 856(g)(5) for otherwise avoiding REIT disqualification; the tax imposed by Code Section 857(b)(7) on redetermined rents, redetermined deductions, excess interest and redetermined service income; and the tax imposed by Internal Revenue Code Section 857(b)(5) upon a failure to meet the 95% and/or the 75% gross income tests;

In connection with the passage of the PATH Act, the following information replaces in its entirety the second bullet point in the section captioned “Federal Income Tax Considerations – Taxation of a REIT” on page 120 of the prospectus:

•

If we acquire any asset from a corporation that is subject to full corporate-level U.S. federal income tax in a transaction in which our basis in the asset is determined by reference to the selling corporation’s basis in the asset, and we recognize gain on the disposition of such an asset during the 5-year period beginning on the date we acquired such asset, then the excess of the fair market value as of the beginning of the applicable recognition period over our adjusted basis in such asset at the beginning of such recognition period will be subject to U.S. federal income tax at the highest regular corporate U.S. federal income tax rate. The results described in this paragraph assume that the non-REIT corporation will not elect, in lieu of this treatment, to be subject to an immediate tax when the asset is acquired by us.

In connection with the passage of the PATH Act, the following information replaces in its entirety the second sentence of the first paragraph in the section captioned “Federal Income Tax Considerations – REIT Qualification Tests – 75% Asset Test” on page 122 of the prospectus:

Real estate assets include (i) real property (including interests in real property, such as land, buildings, and leasehold interests in real property, and interests in mortgages on real property or on interests in real property); (ii) shares in other qualifying REITs; (iii) debt instruments issued by publicly offered REITs; and (iv) any property (not otherwise a real estate asset) attributable to the temporary investment of “new capital” in stock or a debt instrument, but only for the one-year period beginning on the date we received the new capital.

In connection with the passage of the PATH Act, the following information is added to the end of the first paragraph in the section captioned “Federal Income Tax Considerations – REIT Qualification Tests – 25% Asset Test” on page 122 of the prospectus:

In addition, not more than 25% of our assets may consist of debt instruments issued by publicly offered REITs that qualify as “real estate assets” only because of the express inclusion of “debt instruments issued by publicly offered REITs” in the definition.

In connection with the passage of the PATH Act, the following information replaces in its entirety the last sentence of the second paragraph on page 123 of the prospectus, in the section captioned “Federal Income Tax Considerations – REIT Qualification Tests – 25% Asset Test”:

However, in taxable years beginning before December 31, 2017, the aggregate value of all securities of taxable REIT subsidiaries held by a REIT may not exceed 25% of the value of the REIT’s total assets. For taxable years beginning after December 31, 2017, the aggregate value of all securities of taxable REIT subsidiaries held by a REIT may not exceed 20% of the value of the REIT’s total assets. Finally, not more than 25% of a REIT’s assets may consist of debt instruments issued by publicly offered REITs that qualify as “real estate assets” only because of the express inclusion of “debt instruments issued by publicly offered REITs” in the definition in the Code.

In connection with the passage of the PATH Act, the following information replaces in its entirety the first sentence of the first paragraph in the section captioned “Federal Income Tax Considerations – REIT Qualification Tests – The 75% Gross Income Test” beginning on page 123 of the prospectus:

At least 75% of our gross income for the taxable year (excluding gross income from prohibited transactions and certain hedging and foreign currency transactions) must result from (i) rents from real property, (ii) interest on obligations secured by mortgages on real property or on interests in real property, (iii) gains from the sale or other disposition of real property (including interests in real property and interests in mortgages on real property or on interests in real property) other than property held primarily for sale to customers in the ordinary course of our trade or business or a nonqualified publicly offered REIT debt instrument, (iv) dividends from other qualifying REITs and gain (other than gain from prohibited transactions) from the sale of shares of other qualifying REITs, (v) other specified investments relating to real property or mortgages thereon, and (vi) for a limited time, temporary investment income (as described under the 75% Asset Test above).

In connection with the passage of the PATH Act, the last paragraph that begins on page 126 of the prospectus, reprinted below, in the section captioned “Federal Income Tax Considerations – REIT Qualification Tests – Annual Distribution Requirements” is hereby deleted in its entirety:

In order for distributions to be counted as satisfying the annual distribution requirements for REITs, and to provide us with a REIT-level tax deduction, the distributions must not be “preferential dividends.” A dividend is not a preferential dividend if the distribution is (1) pro rata among all outstanding shares of stock within a particular class, and (2) in accordance with the preferences among different classes of stock as set forth in our organizational documents. A distribution of a preferential dividend may cause other distributions to be treated as preferential dividends, possibly preventing us from satisfying the distribution requirement for REIT qualification. We may apply for a private letter ruling from the IRS concluding that differences in the dividends distributed to holders of Class A shares and holders of Class T shares, as described in the ruling, will not cause such dividends to be preferential dividends, or alternatively we may determine on the advice of our tax advisors that applying for such ruling is not necessary. There is no assurance that we will receive a ruling if we apply for one.

In connection with the passage of the PATH Act, the following information replaces in its entirety the last bullet point in the section captioned “Federal Income Tax Considerations – Other Issues With Respect to Taxation of a REIT – Prohibited Transactions” on page 128 of the prospectus:

•	when combined with other sales in the year, either (i) does not cause the REIT to have made more than seven sales of property during the taxable year, (ii) occurs in a year when the REIT disposes of less than 10% of its assets (measured by U.S. federal income tax basis or fair market value, and ignoring involuntary dispositions and sales of foreclosure property), or (iii) occurs in a year when the REIT disposes of less than 20% of its assets (measured by U.S. federal income tax basis or fair market value, and ignoring involuntary dispositions and sales of foreclosure property) and the percentage of assets sold in the three-year taxable period ending with the current taxable year (measured by U.S. federal income tax basis or fair market value) does not exceed 10%.

In connection with the passage of the PATH Act, the fourth and fifth sentence in the last paragraph on page 128 of the prospectus, reprinted below, in the section captioned “Federal Income Tax Considerations – Other Issues With Respect to Taxation of a REIT– Excess Inclusion Income” is hereby deleted in its entirety:

Treasury Regulations provide that such a redemption in distributions does not give rise to a preferential dividend that could adversely affect the REIT’s compliance with its distribution requirements. See the section entitled “—REIT Qualification Tests—Annual Distribution Requirements” above.

In connection with the passage of the PATH Act, the following information is added immediately following the first sentence of the third paragraph on page 132 of the prospectus in the section captioned “Federal Income Tax Considerations – U.S. Federal Income Taxation of Stockholders – Taxation of Taxable U.S. Stockholders”:

The aggregate amount of dividends that can be designated by us as capital gain dividends or qualified dividends in a taxable year cannot exceed the dividends actually paid by us in such year (taking into account dividends treated as paid in such taxable year as described in the section entitled “— REIT Qualification Tests — Annual Distribution Requirements” above).

In connection with the passage of the PATH Act, the following information is added as a new paragraph immediately following subpart (c) on page 133 of the prospectus in the section captioned “Federal Income Tax Considerations – U.S. Federal Income Taxation of Stockholders – Taxation of Taxable U.S. Stockholders”:

Moreover, the aggregate amount of dividends that can be designated by us as capital gain dividends or qualified dividends in a taxable year cannot exceed the dividends actually paid by us in such year (taking into account dividends treated as paid in such taxable year as described in the section entitled “— REIT Qualification Tests — Annual Distribution Requirements” above).

In connection with the passage of the PATH Act, the following information replaces in its entirety the first sentence in the section captioned “Federal Income Tax Considerations – Taxation of Non-U.S. Stockholders – Distributions Attributable to Sale or Exchange of Real Property” on page 135 of the prospectus:

Distributions that are attributable to gain from our sales or exchanges of U.S. real property interests will be taxed to a Non-U.S. Stockholder (other than qualified foreign pension funds, entities wholly-owned by a qualified foreign pension fund, and certain foreign publicly traded entities) as if such gain were effectively connected with a U.S. trade or business.

In connection with the passage of the PATH Act, the following information replaces in its entirety the second paragraph in the section captioned “Federal Income Tax Considerations – Taxation of Non-U.S. Stockholders – Sale of Shares” on page 136 of the prospectus:

We cannot assure you that we will qualify as “domestically controlled.” If we were not domestically controlled, a Non-U.S. Stockholder’s sale of common shares would be subject to tax, unless the Non-U.S. Stockholder is a qualified foreign pension fund, an entity wholly-owned by a qualified foreign pension fund, or a foreign publicly traded entity meeting certain requirements, or the common shares were regularly traded on an established securities market and the selling Non-U.S. Stockholder has not directly, or indirectly, owned during a specified testing period more than 10% in value of our common shares. However, it is not anticipated that the common shares will be “regularly traded” on an established market. If the gain on the sale of shares were to be subject to taxation, the Non-U.S. Stockholder would be subject to the same treatment as U.S. stockholders with respect to such gain, and the purchaser of such common shares may be required to withhold 15% of the gross purchase price for sales occurring after February 16, 2016 (sales of shares occurring prior to such date are subject to a 10% withholding rate).

In connection with the passage of the PATH Act, the second paragraph in the section captioned “Description of Shares – Distribution Reinvestment Plan – Material U.S. Federal Income Tax Considerations” on page 159 of the prospectus, reprinted below, is hereby deleted in its entirety:

The IRS has provided guidance that a discount on the price of stock purchased under a distribution reinvestment program will not result in the payment of a preferential dividend if such discount does not exceed 5% of the fair market value of the stock. However, the fair market value of our share of common stock for U.S. federal income tax purposes is unclear. Initially, the per share price for our common stock pursuant to our DRIP will be $9.50 per Class A Share and $8.88 per Class T Share, which is 95% of the primary offering price (which includes the maximum selling commissions and dealer manager fee). It is unclear whether the fair market value of a share of our common stock for U.S. federal income tax purposes is equal to the $10.00 offering price or some lesser amount. It is our intention that the per share price of $9.50 and $8.88 of Class A shares and Class T shares, respectively, pursuant to our DRIP does not result in a discount of more than 5% from the fair market value of a share of our common stock. In fact, it is possible that a participant in our DRIP who pays $9.50 per Class A Share or $8.88 per Class T Share could be paying more than fair market value for a share. Further, after the NAV pricing date, the per share price for our common stock pursuant to our DRIP will be equal to the per share NAV (and does not include selling commissions or the dealer manager fee). It is our position that the per share NAV is intended to reflect the fair market value per share for U.S. federal income tax purposes. However, shares offered in our primary offering following such time as we calculate NAV will be offered at the per share NAV plus selling commissions and the dealer manager fee. If the IRS were to take a position contrary to our position that the per share NAV reflects the fair market value per share, it is possible that we may be treated as offering our stock under our DRIP at a discount greater than 5% of its fair market value resulting in the payment of a preferential dividend. See “Material U.S. Federal Income Tax Considerations - Annual Distribution Requirements” for a discussion of preferential dividends.